SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2016

and Independent Auditors’ Report Review

Report on review of interim financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended March 31, 2016, which comprises the balance sheet as of March 31, 2016, the statements of profit or loss and comprehensive income for the three-month period then ended, changes in equity and cash flows for the three-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Emphasis of a matter

We draw attention to notes 18 (a) and (b) to the interim financial information that discloses the allegations, events and actions taken by the Company with respect to the ongoing internal investigations and the development of the class action brought in US courts. Our conclusion does not contain modifications in relation to these matters.

 Other matters

Statements of value added

We also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2016, prepared under the responsibility of the Company's management, whose presentation on the interim financial information is required under the standards issued by CVM - Brazilian Securities and Exchange Commission applicable to the preparation of Interim Financial Information and considered as additional information by IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 4, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

Braskem S.A.

Balance sheet

at March 31, 2016

All amounts in thousands of reais

		Consolidated		Parent company
Assets	Note	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Current assets
Cash and cash equivalents	3	7,523,641	7,439,723	3,170,043	4,773,251
Financial investments	4	1,397	1,172	1,397	1,172
Trade accounts receivable	5	2,308,564	2,735,144	2,360,292	2,526,510
Inventories	6	5,145,074	5,517,206	3,742,812	4,131,128
Taxes recoverable	8	1,081,509	1,272,004	642,787	762,824
Dividends and interest on capital	7	2,350	1,998	101,468	87,655
Prepaid expenses		157,901	166,170	140,643	139,668
Related parties	7	10,320	10,507	119,003	118,661
Derivatives operations	14.2	11,058	53,662	11,058	12,616
Other receivables		180,185	300,901	124,487	248,488

		16,421,999	17,498,487	10,413,990	12,801,973

Non-current assets
Financial investments	4	37,457	46,193	37,457	46,193
Trade accounts receivable	5	11,871	19,822	3,933,938	4,279,433
Advances to suppliers	6	86,249	135,046	86,249	135,046
Taxes recoverable	8	1,273,060	1,304,056	1,168,630	1,198,301
Deferred income tax and social contribution	16	2,363,688	3,226,507	1,338,519	2,179,354
Judicial deposits		278,139	277,093	269,848	268,572
Related parties	7	308,321	144,633	287,013	124,645
Insurance claims		69,523	63,199	65,582	60,778
Derivatives operations	14.2		12,280
Other receivables		256,029	298,057	128,714	125,898
Investments in subsidiaries and jointly-controlled investments	9	73,964	82,290	5,036,801	4,589,947
Other investments		4,064	4,064	3,828	3,828
Property, plant and equipment	10	32,836,812	33,961,963	16,273,692	16,542,078
Intangible assets	11	2,833,739	2,887,604	2,563,736	2,572,341

		40,432,916	42,462,807	31,194,007	32,126,414

Total assets		56,854,915	59,961,294	41,607,997	44,928,387

The Management notes are an integral part of the financial statements.

Braskem S.A. Balance sheet at March 31, 2016 All amounts in thousands of reais	Continued

		Consolidated		Parent company
Liabilities and shareholders' equity	Note	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Current liabilities
Trade payables		9,046,935	11,698,695	8,821,805	9,557,676
Borrowings	12	2,261,540	1,968,540	2,759,670	2,567,124
Project finance	13	392,181	302,266
Derivatives operations	14.2	43,615	57,760	1,515	8,351
Payroll and related charges		675,049	605,059	505,234	446,125
Taxes payable	15	811,383	744,660	315,372	221,305
Dividends		753,664	753,668	753,664	753,668
Advances from customers		114,344	119,680	43,591	44,528
Sundry provisions	17	71,512	93,942	62,851	67,190
Accounts payable to related parties	7			2,619,928	4,297,735
Other payables		299,649	337,959	192,135	207,730

		14,469,872	16,682,229	16,075,765	18,171,432

Non-current liabilities
Trade payables	7	100,917	57,148	1,815,401	3,420,281
Borrowings	12	23,117,215	25,370,260	7,531,694	8,207,012
Project finance	13	11,040,341	11,975,167
Derivatives operations	14.2	1,141,819	1,184,741	1,045,816	1,184,741
Taxes payable	15	29,574	26,716	28,294	25,825
Accounts payable to related parties	7			9,802,892	10,905,207
Non-controlling loan in Braskem Idesa		1,580,402	1,538,784
Deferred income tax and social contribution	16	699,716	731,241
Post-employment benefits		148,981	154,707	54,166	54,166
Provision for losses on subsidiaries				110,673	137,013
Sundry provisions	17	671,399	653,972	589,239	571,349
Other payables		212,617	248,618	170,746	179,873

		38,742,981	41,941,354	21,148,921	24,685,467

Shareholders' equity	19
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		2,882,019	2,882,019	2,882,019	2,882,019
Other comprehensive income		(7,555,217)	(9,085,256)	(7,555,217)	(9,085,256)
Treasury shares		(49,819)	(49,819)	(927)	(927)
Accumulated profit		781,784		781,784

Total attributable to the Company's shareholders		4,334,419	2,022,596	4,383,311	2,071,488

Non-controlling interest in Braskem Idesa		(692,357)	(684,885)

		3,642,062	1,337,711	4,383,311	2,071,488

Total liabilities and shareholders' equity		56,854,915	59,961,294	41,607,997	44,928,387

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2016

All amounts in thousands of reais

			Consolidated		Parent company
	Note	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Net sales revenue	21	12,171,941	10,195,322	8,948,156	7,256,878
Cost of products sold		(8,924,605)	(8,590,489)	(7,153,761)	(6,067,009)

Gross profit		3,247,336	1,604,833	1,794,395	1,189,869

Income (expenses)
Selling and distribution		(319,877)	(261,924)	(222,625)	(194,937)
General and administrative		(348,717)	(297,096)	(194,041)	(209,415)
Research and development		(42,594)	(39,819)	(23,065)	(27,360)
Results from equity investments	9(c)	1,687	2,003	785,629	64,691
Other operating income (expenses), net		(64,605)	(39,893)	(61,501)	3,840

Operating profit		2,473,230	968,104	2,078,792	826,688

Financial results	22
Financial expenses		(1,212,290)	(1,192,102)	(734,424)	(1,651,664)
Financial income		(263,115)	603,323	(674,650)	1,166,146

		(1,475,405)	(588,779)	(1,409,074)	(485,518)

Profit before income tax and
social contribution		997,825	379,325	669,718	341,170

Current and deferred income tax and social contribution	16	(250,928)	(175,333)	105,016	(89,767)

Profit for the period		746,897	203,992	774,734	251,403

Attributable to:
Company's shareholders		774,734	251,403
Non-controlling interest in Braskem Idesa		(27,837)	(47,411)

Profit for the period		746,897	203,992

                The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of operations and statement of comprehensive income at March 31, 2016 All amounts in thousands of reais, except earnings per share	Continued

			Consolidated		Parent company
	Note	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Profit for the period		746,897	203,992	774,734	251,403

Other comprehensive income or loss:
Items that will be reclassified subsequently to profit or loss
Fair value of cash flow hedge		27,918	(389,703)	139,587	(311,431)
Income tax and social contribution		(13,959)	122,966	(47,460)	105,887
Fair value of cash flow hedge - Braskem Idesa				(83,752)	(45,895)
Income tax and social contribution				25,126
Fair value of cash flow hedge from jointly-controlled		(10,004)		(10,004)
		3,955	(266,737)	23,497	(251,439)

Exchange variation of foreign sales hedge	14.3(a.i)	2,220,529	(3,728,640)	2,220,529	(3,728,640)
Sales Hedge - transfer to profit or loss	14.3(a.i)	421,800		421,800
Income tax and social contribution on exchange variation		(898,392)	1,267,738	(898,392)	1,267,738
Exchange variation of foreign sales hedge - Braskem Idesa	14.3(a.ii)	(179,723)	(379,332)	(134,792)	(284,499)
Income tax on exchange variation - Braskem Idesa		53,917	70,984	40,438	53,238
		1,618,131	(2,769,250)	1,649,583	(2,692,163)

Foreign subsidiaries currency translation adjustment		(64,632)	437,758	(135,991)	419,359

Total		1,557,454	(2,598,229)	1,537,089	(2,524,243)

Total comprehensive income (loss) for the year		2,304,351	(2,394,237)	2,311,823	(2,272,840)

Attributable to:
Company's shareholders		2,311,823	(2,272,840)
Non-controlling interest in Braskem Idesa		(7,472)	(121,397)

Total comprehensive income (loss) for the period		2,304,351	(2,394,237)

					Parent company
				Mar/2016	Mar/2015
	Note			Basic and diluted	Basic and diluted
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)	20
Earnings per share - common				0.9735	0.0944
Earnings per share - preferred shares class "A"				0.9735	0.6061
Earnings per share - preferred shares class "B"				0.6065	0.6062

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Consolidated
		Attributed to shareholders' interest
				Revenue reserves						Total
						Additional	Other			Braskem	Non-controlling	Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'	interest in	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	profit	interest	Braskem Idesa	equity

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)	(48,892)		6,038,883	(144,533)	5,894,350

Comprehensive income for the period:
Profit for the period									251,403	251,403	(47,411)	203,992
Exchange variation of foreign sales hedge, net of taxes							(2,692,163)			(2,692,163)	(77,087)	(2,769,250)
Fair value of cash flow hedge, net of taxes							(251,439)			(251,439)	(15,298)	(266,737)
Foreign subsidiaries currency translation adjustment							419,359			419,359	18,399	437,758
							(2,524,243)		251,403	(2,272,840)	(121,397)	(2,394,237)
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051
Contributions to shareholders:
Additional dividends proposed	19(b)							(927)		(927)		(927)
								(927)		(927)		(927)

At March 31, 2015		8,043,222	232,430	71,542	394,121	270,517	(5,455,351)	(49,819)	258,454	3,765,116	(265,930)	3,499,186

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(49,819)		2,022,596	(684,885)	1,337,711

Comprehensive income for the period:
Profit for the period									774,734	774,734	(27,837)	746,897
Exchange variation of foreign sales hedge, net of taxes							1,649,583			1,649,583	(31,452)	1,618,131
Fair value of cash flow hedge, net of taxes							23,497			23,497	(19,542)	3,955
Foreign currency translation adjustment							(135,991)			(135,991)	71,359	(64,632)
							1,537,089		774,734	2,311,823	(7,472)	2,304,351
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,050)		7,050
At March 31, 2016		8,043,222	232,430	229,992	2,404,663	247,364	(7,555,217)	(49,819)	781,784	4,334,419	(692,357)	3,642,062

The Management notes are an integral part of the financial statements.

Braskem S.A. Statement of changes in shareholder’s equity All amounts in thousands of reais

		Parent company
				Revenue reserves
						Additional	Other			Total
			Capital	Legal	Retained	dividends	comprehensive	Treasury	Accumulated	shareholders'
	Note	Capital	reserve	reserve	earnings	proposed	income	shares	profit	equity

At December 31, 2014		8,043,222	232,430	71,542	394,121	270,517	(2,924,057)			6,087,775

Comprehensive income for the period:
Profit for the period									251,403	251,403
Exchange variation of foreign sales hedge, net of taxes							(2,692,163)			(2,692,163)
Fair value of cash flow hedge, net of taxes							(251,439)			(251,439)
Foreign subsidiaries currency translation adjustment							419,359			419,359
							(2,524,243)		251,403	(2,272,840)
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051
Contributions to shareholders:
Additional dividends proposed	19(b)							(927)		(927)
								(927)		(927)
At March 31, 2015		8,043,222	232,430	71,542	394,121	270,517	(5,455,351)	(927)	258,454	3,814,008

At December 31, 2015		8,043,222	232,430	229,992	2,404,663	247,364	(9,085,256)	(927)		2,071,488

Comprehensive income for the period:
Profit for the period									774,734	774,734
Exchange variation of foreign sales hedge, net of taxes							1,649,583			1,649,583
Fair value of cash flow hedge, net of taxes							23,497			23,497
Foreign subsidiaries currency translation adjustment							(135,991)			(135,991)
							1,537,089		774,734	2,311,823
Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,050)		7,050
At March 31, 2016		8,043,222	232,430	229,992	2,404,663	247,364	(7,555,217)	(927)	781,784	4,383,311

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows

at March 31, 2016

All amounts in thousands of reais

		Consolidated		Parent company
	Note	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Profit before income tax and social contribution		997,825	379,325	669,718	341,170

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		582,819	518,805	490,773	442,786
Results from equity investments	9(c)	(1,687)	(2,003)	(785,629)	(64,691)
Interest and monetary and exchange variations, net		386,645	998,244	560,859	1,144,124
Other		19,584	3,790	19,582	2,029

		1,985,186	1,898,161	955,303	1,865,418

Changes in operating working capital
Held-for-trading financial investments		17,252	8,330	17,250	17,653
Trade accounts receivable		434,434	(618,069)	511,695	(1,097,247)
Inventories		413,307	578,262	428,583	616,081
Taxes recoverable		316,153	290,810	165,058	198,677
Prepaid expenses		8,269	5,494	(975)	17,713
Other receivables		(8,479)	(252,734)	(47,434)	(255,658)
Trade payables		(1,870,551)	449,302	(1,603,311)	424,869
Taxes payable		(208,486)	129,570	96,534	77,499
Advances from customers		(5,336)	8,242	(937)	725
Sundry provisions		(5,003)	(28,869)	13,551	(9,561)
Other payables		32,171	(40,600)	27,820	(292,697)

Cash from operations		1,108,917	2,427,899	563,137	1,563,472

Interest paid		(259,042)	(181,343)	(120,010)	(82,677)
Income tax and social contribution paid		(94,662)	(10,459)	(15,350)	(9,124)

Net cash generated by operating activities		755,213	2,236,097	427,777	1,471,671

Proceeds from the sale of fixed assets		97	532	18	139
Acquisitions to property, plant and equipment	(i)	(751,078)	(816,353)	(206,001)	(226,751)
Acquisitions of intangible assets		(4,557)	(595)	(4,557)	(595)

Net cash used in investing activities		(755,538)	(816,416)	(210,540)	(227,207)

Short-term and Long-term debit
Obtained borrowings		803,625	1,394,810	823,523	699,973
Payment of borrowings		(968,354)	(1,886,696)	(925,757)	(1,087,288)
Project finance	13
Obtained borrowings		91,094	357,319
Payment of borrowings		(80,391)	(86,748)
Related parties
Payment of loans				(1,718,207)	(200,022)
Transactions current active					1,766
Dividends paid		(4)	(6)	(4)	(6)
Repurchase of treasury shares	19(b)		(927)		(927)

Net cash provided by (used in) financing activities		(154,030)	(222,248)	(1,820,445)	(586,504)

Exchange variation on cash of foreign subsidiaries		238,273	(119,521)

Increase (decrease) in cash and cash equivalents		83,918	1,077,912	(1,603,208)	657,960

Represented by
Cash and cash equivalents at the beginning of the period		7,439,723	3,993,359	4,773,251	2,416,288
Cash and cash equivalents at the end of the period		7,523,641	5,071,271	3,170,043	3,074,248

Increase (decrease) in cash and cash equivalents		83,918	1,077,912	(1,603,208)	657,960

(i)    Includes capitalized financial charges paid: Mar/2016 – Consolidated – R$188,725 and Parent Company – R$16,974.

The Management notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added

at March 31, 2016

All amounts in thousands of reais

	Consolidated		Parent company
	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Revenue	13,955,373	11,818,880	10,715,320	8,712,813
Sale of goods, products and services	14,033,485	11,868,714	10,788,593	8,718,300
Other income (expenses), net	(55,538)	(34,135)	(52,648)	9,427
Allowance for doubtful accounts	(22,574)	(15,699)	(20,625)	(14,914)
Inputs acquired from third parties	(10,056,695)	(9,787,237)	(8,215,421)	(6,974,570)
Cost of products, goods and services sold	(9,664,181)	(9,482,475)	(7,945,185)	(6,764,592)
Material, energy, outsourced services and others	(391,518)	(304,826)	(269,468)	(209,978)
Impairment of assets	(996)	64	(768)
Gross value added	3,898,678	2,031,643	2,499,899	1,738,243

Depreciation, amortization and depletion	(582,819)	(518,805)	(490,773)	(442,786)

Net value added produced by the entity	3,315,859	1,512,838	2,009,126	1,295,457

Value added received in transfer	(261,399)	605,410	110,979	1,230,877
Results from equity investments	1,687	2,003	785,629	64,691
Financial income	(263,115)	603,323	(674,650)	1,166,146
Other	29	84		40

Total value added to distribute	3,054,460	2,118,248	2,120,105	2,526,334

Personnel	309,578	270,091	179,975	147,831
Direct compensation	242,114	205,921	133,445	108,228
Benefits	49,932	50,869	29,232	28,699
FGTS (Government Severance Pay Fund)	17,532	13,301	17,298	10,904

Taxes, fees and contribuitions	722,469	386,913	379,055	419,112
Federal	181,029	16,001	(58,180)	121,199
State	530,014	363,551	429,267	295,334
Municipal	11,426	7,361	7,968	2,579

Remuneration on third parties' capital	1,275,516	1,257,252	786,341	1,707,988
Financial expenses (including exchange variation)	1,206,475	1,188,642	729,664	1,650,362
Rentals	69,041	68,610	56,677	57,626

Remuneration on own capital	746,897	203,992	774,734	251,403
Profit for the year	774,734	251,403	774,734	251,403
Non-controlling interests in loss for the period	(27,837)	(47,411)

Value added distributed	3,054,460	2,118,248	2,120,105	2,526,334

The Management notes are an integral part of the financial statements.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

1.                  Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

Other corporate events of 2015 and which did not produce significant impact on these financial statements were presented in the 2015 annual financial statements of the Company (Note 1(a)).

(b)               Net working capital

On March 31, 2016, net working capital at the Parent Company was negative R$5,661,775 (negative R$5,369,459 on December 31, 2015). On the other hand, consolidated net working capital was positive R$1,952,127 (positive R$816,258 on December 31, 2015). The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group.

2.                  Summary of significant accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2015 financial statements.

2.1.            Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2015, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2015 financial statements.

Issue of these financial statements was authorized by the Executive Board on May 04, 2016.

2.1.1        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements. The parent company information was prepared and is being presented in accordance with CPC pronouncement.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

The individual and consolidated Statement of Value Added (“DVA”) is required under Brazilian corporations law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement.

2.1.2        Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %
		Headquarters	Mar/2016	Dec/2015
Direct and Indirect subsidiaries
Alclor Química de Alagoas Ltda ("Alclor")	(i)	Brazil	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(iii)	Austria		100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incoporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. (“Braskem Holanda Finance”)		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. (“Braskem Holanda Inc”)		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ltda. ("Braskem Petroquímica")		Brazil	100.00	100.00
Quantiq Distribuidora Ltda. ("Quantiq")		Brazil	100.00	100.00
IQAG Armazéns Gerais Ltda. ("IQAG")		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("Fundo Júpiter")		Brazil	100.00	100.00

(i) In the process of merger.
(ii) In process of extinction.
(iii) Dissolved in January 2016.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

2.2.            Foreign currency translation

The information on foreign currency translation was presented in the 2015 annual financial statements of the Company, in Note 2.2.

(a)               Brazilian real as functional currency

The company has a few companies abroad that also use the real as their functional currency. Foreign currency transactions and balances are translated into the functional currency using the foreign exchange rates prevailing at the dates of the transactions or at year end, as applicable. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end foreign exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations as “financial income” and “financial expenses”, respectively, except those designated for hedge accounting, which are, in this case, deferred in equity as cash flow hedges.

(b)              Exchange variation effects

The main effects from exchange variation in these financial statements are shown below:

	End of period rate			Average rate for period ended
	Mar/2016	Dec/2015	Variation	Mar/2016	Mar/2015	Variation
U.S. dollar - Brazilizan real	3.5589	3.9048	-8.86%	3.9022	2.8702	35.95%
U.S. dollar - Mexican peso	17.2230	17.3700	-0.85%	18.0244	14.9592	20.49%
U.S. dollar - Euro	0.8779	0.9187	-4.44%	0.9068	0.8900	1.89%

2.3.            Reconciliation of equity and profit (loss) for the period between Parent Company and consolidated

	Shareholders' equity		Profit for the period
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Parent company	4,383,311	2,071,488	774,734	251,403
Braskem shares owned by subsidiary	(48,892)	(48,892)
Non-controlling interest in Braskem Idesa	(692,357)	(684,885)	(27,837)	(47,411)
Consolidated	3,642,062	1,337,711	746,897	203,992

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

3.                  Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2015 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company
		Mar/2016	Dec/2015	Mar/2016	Dec/2015

Cash and banks	(i)	772,528	873,966	117,308	270,965
Cash equivalents:
Domestic market		1,502,370	2,428,995	2,292,505	2,184,405
Foreign market	(i)	5,248,743	4,136,762	760,230	2,317,881
Total		7,523,641	7,439,723	3,170,043	4,773,251

(i)         On March 31, 2016, it includes cash and banks of R$53,586 (R$96,830 on December 31, 2015) and cash equivalents of R$74,503 (R$37,809 on December 31, 2015) of the subsidiary Braskem Idesa, available for use in its project.

4.                  Financial investments

The information on financial investments was presented in the 2015 annual financial statements of the Company, in Note 6.

	Consolidated		Parent Company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Held-for-trading
Other	1,397	1,172	1,397	1,172
Held-to-maturity
Quotas of investment funds in credit rights	37,457	46,193	37,457	46,193
Total	38,854	47,365	38,854	47,365

Current assets	1,397	1,172	1,397	1,172
Non-current assets	37,457	46,193	37,457	46,193
Total	38,854	47,365	38,854	47,365

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

5.                  Trade accounts receivable

The information on trade accounts receivable was presented in the 2015 annual financial statements of the Company, in Note 7.

	Consolidated		Parent company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Consumers
Domestic market	1,373,915	1,439,133	1,363,470	1,370,971
Foreign market	1,297,068	1,643,807	5,241,395	5,724,982
Allowance for doubtful accounts	(350,548)	(327,974)	(310,635)	(290,010)
Total	2,320,435	2,754,966	6,294,230	6,805,943

Current assets	2,308,564	2,735,144	2,360,292	2,526,510
Non-current assets	11,871	19,822	3,933,938	4,279,433
Total	2,320,435	2,754,966	6,294,230	6,805,943

6.                  Inventories

The information on inventories was presented in the 2015 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Finished goods	3,710,937	3,928,446	2,603,382	2,812,657
Raw materials, production inputs and packaging	802,912	1,008,217	656,505	879,608
Maintenance materials	292,757	289,568	188,229	196,432
Advances to suppliers	301,294	315,234	291,932	304,816
Imports in transit and other	123,423	110,787	89,013	72,661
Total	5,231,323	5,652,252	3,829,061	4,266,174

Current assets	5,145,074	5,517,206	3,742,812	4,131,128
Non-current assets	86,249	135,046	86,249	135,046
Total	5,231,323	5,652,252	3,829,061	4,266,174

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

7.                  Related parties

The information concerning related parties was presented in the 2015 annual financial statements of the Company, in Note 9.

(a)               Consolidated

										Consolidated
	Balances at March 31, 2016					Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
Balance sheet	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Assets
Current
Trade accounts receivable	8,304		121,548	34,182	164,034	12,851		141,550	33,997	188,398
Inventories	167,442	7(b.i)			167,442	138,619	7(b.i)			138,619
Dividends and interest on capital				2,350	2,350
Related parties			10,320		10,320			9,927	580	10,507

Non-current
Advances to suppliers	15,222	7(b.i)			15,222	58,443	7(b.i)			58,443
Related parties
Intracompany loan			80,175		80,175			78,332		78,332
Other receivables			228,146		228,146			66,301		66,301
Total assets	190,968		440,189	36,532	667,689	209,913		296,110	34,577	540,600

Liabilities
Current
Trade payables	118,406		1,235,830	1,517	1,355,753	284,973		1,400,485	2,011	1,687,469
Total liabilities	118,406		1,235,830	1,517	1,355,753	284,973		1,400,485	2,011	1,687,469

	Period ended March 31, 2016					Period ended March 31, 2015
	Associated companies, Jointly-controlled investment and Related companies					Associated companies, Jointly-controlled investment and Related companies
	Odebrecht and		Petrobras and			Odebrecht and		Petrobras and
	subsidiaries		subsidiaries	Other	Total	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	15,569		695,947	117,856	829,372	12,688		601,706	118,932	733,326
Purchases of raw materials, finished goods
services and utilities	361,144	(i)	2,536,367	22,165	2,919,676	829,358	(i)	2,558,116	13,450	3,400,924
Financial income (expenses), net	187		(50,061)		(49,874)			(35,065)		(35,065)
Post-employment benefits plan
Odebrecht previdência Privada ("Odeprev")				5,055	5,055				4,907	4,907

(i)                  Includes expenses with the Braskem Idesa project, of which R$330,406 related to the first quarter of 2016, and R$782,024 related to the first quarter of 2015 (Note 13).

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)               Parent Company

	Balances at March 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies			EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and	FIM Sol and
Balance sheet	Inc.	Holanda	Netherlands Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents											1,395,308	1,395,308
Trade accounts receivable		667,049		146,614	84,402	180,072	68,800	8,227		118,705		1,273,869
Inventories								167,442	7(b.i)			167,442
Dividends and interest on capital				97,611			3,857					101,468
Related parties	50	45		28,441	46,931		33,549	62		9,925		119,003

Non-current
Trade accounts receivable	3,923,946											3,923,946
Advances to suppliers								15,222	7(b.i)			15,222
Related parties
Loan agreeements	15,231						102			80,175		95,508
Other receivables										191,505		191,505
Total assets	3,939,227	667,094		272,666	131,333	180,072	106,308	190,953		400,310	1,395,308	7,283,271

Liabilities
Current
Trade payables		3,307,990		1,061,338	20		614	17,041		1,227,817		5,614,820
Accounts payable to related parties
Advance to export			2,426,540		8,714							2,435,254
Other payables				149,813	578		34,283					184,674

Non-current
Trade payables	1,723,588											1,723,588
Accounts payable to related parties
Advance to export			8,780,610		1,007,169							9,787,779
Payable notes	13,666			1,447								15,113
Total liabilities	1,737,254	3,307,990	11,207,150	1,212,598	1,016,481		34,897	17,041		1,227,817		19,761,228

	Period ended March 31, 2016
	Associated companies, Jointly-controlled investment and associated companies							Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and		Petrobras and
	Inc.	Holanda	Netherlands Inc	Petroquímica	America	Argentina	Other	subsidiaries		subsidiaries	Other	Total
Transactions
Sales of products	43,911	711,702		561,900	87,462	85,560	201,604	15,419		687,012		2,394,570
Purchases of raw materials, finished products
services and utilities	160,378	1,042,868		1,161,054			25,294	28,598		2,301,332		4,719,524
Financial income (expenses), net	(180,369)	265,944	964,824		73,425	(19,190)	(6,146)	187		(50,061)		1,048,614
General and administrative expenses - Odeprev											4,715	4,715

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

	Balances at December 31, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies		EPE
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and	FIM Sol and
Balance sheet	Inc.	Holanda	Netherlands Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	FIM Júpiter	Total
Assets
Current
Cash and equivalents											1,461,914	1,461,914
Trade accounts receivable		645,621		144,433	38,890		202,937	66,976	12,851	138,226		1,249,934
Inventories									138,619			138,619
Dividends and interest on capital				84,150								84,150
Related parties				20,039	46,648			41,987	62	9,925		118,661

Non-current
Trade accounts receivable	4,261,535											4,261,535
Advances to suppliers									58,443			58,443
Related parties
Loan agreements	16,541							113		78,332		94,986
Other receivables										29,659		29,659
Total assets	4,278,076	645,621		248,622	85,538		202,937	109,076	209,975	256,142	1,461,914	7,497,901

Liabilities
Current
Trade payables		3,068,634		686,084	21			2,862	27,715	1,381,150		5,166,466
Accounts payable to related parties
Advance to export	15,629		4,065,040		22,171							4,102,840
Other payables		9,538		149,520	689			35,148				194,895

Non-current
Trade payables	3,280,511											3,280,511
Accounts payable to related parties
Advance to export	149,684		9,634,023		1,105,058							10,888,765
Payable notes	14,995			1,447								16,442
Total liabilities	3,460,819	3,078,172	13,699,063	837,051	1,127,939			38,010	27,715	1,381,150		23,649,919

	Period ended March 31, 2015
	Associated companies, Jointly-controlled investment and associated companies								Related companies
	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem	Braskem		Odebrecht and	Petrobras and
	Inc.	Holanda	Netherlands Inc	Petroquímica	America	Austria	Argentina	Other	subsidiaries	subsidiaries	Other	Total
Transactions
Sales of products	28,380	499,828		581,020	934		83,144	160,904	12,674	526,637		1,893,521
Purchases of raw materials, finished products
services and utilities	823,890			121,041				11,509	46,280	2,438,777		3,441,497
Financial income (expenses)	(708,341)	(1,946,565)			(150,472)	(87,037)	24,922	21,037		(35,064)		(2,881,520)
General and administrative expenses - Odeprev											4,587	4,587

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

The main transactions with related companies in the period, except for those with subsidiaries of the Company, were:

(i)     In March 2016, an agreement was entered into with Usina Conquista do Pontal S.A., with Agro Energia Santa Luzia S.A. and with Odebrecht Agroindustrial Participações S.A. to ensure the continued supply of hydrous ethanol to the Company, with technical flexibilities and differentiated commercial conditions, through an advance duly restated by the market rate and guaranteed by Odebrecht S.A. The Companies that are parties to the agreement are indirectly controlled by Odebrecht S.A. The price of hydrous ethanol is based on the Monthly Rate published by the Luiz de Queiroz College of Agriculture (ESALQ) Hydrous Fuel – São Paulo, in R$/liter, of the reference month and with a discount. The Agreement has an estimated maximum amount of R$305,000 and is valid through April 30, 2017.

(ii)   In March 2016, an agreement was entered into with Refinaria de Petróleo Rio Grandense S.A. (“RPR”) for the sale of gasoil to be used as feedstock in its diesel production process, which is renewed on a monthly basis.

(iii) Since March 2016, Braskem maintains agreements for the sale of gasoline to RPR, renewable on a monthly basis.

(c)               Key management personnel

	Consolidated
Income statement transactions	Mar/2016	Mar/2015
Remuneration
Short-term benefits to employees and managers	10,280	10,160
Post-employment benefit	76	59
Total	10,356	10,219

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

8.                  Taxes recoverable

The information on taxes recoverable was presented in the 2015 annual financial statements of the Company, in Note 10.

	Consolidated		Parent company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Brazil
IPI	47,511	23,996	45,798	22,615
Value-added tax on sales and services (ICMS) - normal operations	414,115	403,842	320,379	310,754
ICMS - credits from PP&E	124,033	121,954	117,688	115,354
Social integration program (PIS) and social contribution
on revenue (COFINS) - normal operations	21,415	69,431	21,009	69,004
PIS and COFINS - credits from PP&E	233,884	230,030	221,146	217,482
Income tax and social contribution (IR and CSL)	901,651	944,863	774,166	779,277
REINTEGRA program	138,936	274,654	137,100	271,823
Federal supervenience	173,042	173,436	167,642	168,507
Other	18,702	14,281	6,489	6,309

Other countries
Value-added tax ("VAT")	271,009	277,751
Income tax	5,449	40,263
Other	4,822	1,559
Total	2,354,569	2,576,060	1,811,417	1,961,125

Current assets	1,081,509	1,272,004	642,787	762,824
Non-current assets	1,273,060	1,304,056	1,168,630	1,198,301
Total	2,354,569	2,576,060	1,811,417	1,961,125

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

9.                  Investments

The information related to investments was presented in the Company’s 2015 annual financial statements, in Note 11.

(a)               Information on investments

	Interest in total capital	Adjusted net profit (loss)		Adjusted
	total (%) - 3/31/2016	for the period		equity
	Direct e Indirect	Mar/2016	Mar/2015	Mar/2016	Dec/2015

Subsidiaries
Alclor	100.00	(947)	(809)	34,487	35,435
Braskem Alemanha	100.00	498,052	(34,596)	2,320,183	2,040,998
Braskem America	100.00	425,996	10,897	2,162,497	1,947,177
Braskem America Finance	100.00	93	85	2,911	3,065
Braskem Argentina	100.00	(85)	(5,713)	16,061	16,146
Braskem Austria	100.00	(136)	(1,590)	4,747	5,118
Braskem Austria Finance	100.00		(8)	72	75
Braskem Holanda	100.00	580,053	(16,893)	1,278,304	958,377
Braskem Holanda Finance	100.00	(4)		(15)	(12)
Braskem Holanda Inc	100.00	(52)		(194)	(158)
Braskem Finance	100.00	26,340	(91,620)	(110,673)	(137,013)
Braskem Idesa	75.00	(111,349)	(369,220)	(2,767,929)	(1,991,690)
Braskem Idesa Serviços	75.00	631	4,088	7,376	8,860
Braskem Inc.	100.00	(13,111)	262,012	830,469	843,579
Braskem México	100.00	4,622	34,125	195,207	206,806
Braskem México Sofom	100.00	1,127		6,018	1,566
Braskem México Serviços	100.00	612	2,117	4,934	3,424
Braskem Petroquímica	100.00	152,276	61,580	2,157,510	2,018,696
IQAG	100.00	2,932	1,346	19,866	16,934
Lantana	100.00	93	(148)	(954)	(1,047)
Petroquímica Chile	100.00	1,694	333	9,403	7,707
Quantiq	100.00	10,878	(7,077)	255,225	244,345

Jointly-controlled investment
RPR	33.20	4,788	8,173	120,211	145,551
Odebrecht Comercializadora de Energia S.A. ("OCE")	20.00	(82)	216	11,360	11,441

Associates
Borealis	20.00	796	8,529	158,887	158,366

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)               Changes in investments – parent company

	Subsidiaries and jointly-controlled investment
	Domestic subsidiaries	Foreign subsidiaries	Domestic associates	Total

Balance at Dec/2015	2,418,563	2,139,711	31,673	4,589,947
Dividends and interest on capital	(13,461)			(13,461)
Equity of investments
Effect of results	163,781	601,232	104	765,117
Adjustment of profit in inventories	1,706	421		2,127
Goodwill amortization	(7,954)			(7,954)
Equity valuation adjustments	(10,004)	(152,980)		(162,984)
Currency translation adjustments		(135,991)		(135,991)
Balance at Mar/2016	2,552,631	2,452,393	31,777	5,036,801

(c)               Equity accounting results - breakdown

	Parent company
	Mar/2016	Mar/2015

Equity in results of subsidiaries, associate and jointly-controlled	767,244	307,623
Amortization of fair value adjustment	(7,954)	(7,775)
Provision for losses on investments	26,339	(235,159)
Other	-	2
	785,629	64,691

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(d)               Summary of information from the partially owned subsidiary Braskem Idesa

Balance sheet
Assets	Mar/2016	Dec/2015	Liabilities	Mar/2016	Dec/2015

Current			Current
Cash and cash equivalents	128,089	134,639	Trade payables	221,093	429,400
Inventories	159,145	173,129	Project finance	392,181	302,266
Taxes recoverable	178,903	219,071	Other payables	91,558	106,911
Other receivables	126,893	150,109		704,832	838,577
	593,030	676,948	Non-current
Non-current			Project finance	11,040,341	11,975,167
Deferred tax	819,398	825,416	Loan agreements	6,211,364	5,911,266
Other receivables	18,221	32,080	Other payables	104,105	7,065
Property, plant and equipment	14,507,990	15,134,641		17,355,810	17,893,498
Intangible	74,326	80,870
	15,419,935	16,073,007	Shareholders' equity	(2,047,677)	(1,982,120)

Total assets	16,012,965	16,749,955	Total liabilities and shareholders' equity	16,012,965	16,749,955

Statement of operations			Statement of cash flows
	Mar/2016	Mar/2015		Mar/2016	Mar/2015

Gross profit (loss)	2,564	(4,717)	Cash flows from operating activities
Operating income (expenses), net	(29,825)	(18,589)	Net cash used by operating activities	(123,198)	(49,925)
Financial income (expenses), net	(45,711)	(28,460)
Loss before income tax	(72,972)	(51,766)	Net cash used in investing activities	(569,535)	(548,290)
Income tax	(2,338)	(23,337)	Net cash provided by financing activities
Loss for the period	(75,310)	(75,103)	Project finance	9,593	357,319
			Related parties	662,966	244,322
				672,559	601,641
			Exchange variation on cash	13,624	(35,096)

			Decrease in cash and cash equivalents	(6,550)	(31,670)

			Represented by
			Cash and cash equivalents at the beginning for the period	134,639	333,864
			Cash and cash equivalents at the end for the period	128,089	302,194

			Decrease in cash and cash equivalents	(6,550)	(31,670)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

10.              Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2015 annual financial statements, in Note 12.

		Consolidated
				Mar/2016			Dec/2015
			Accumulated			Accumulated
			depreciation/			depreciation/
		Cost	depletion	Net	Cost	depletion	Net

Land		465,777		465,777	479,621		479,621
Buildings and improvements		5,138,834	(917,734)	4,221,100	5,435,600	(904,324)	4,531,276
Machinery, equipment and installations		36,673,379	(14,914,956)	21,758,423	37,401,007	(14,513,744)	22,887,263
Projects in progress	(i)	5,815,999		5,815,999	5,506,044		5,506,044
Other		1,249,616	(674,103)	575,513	1,212,365	(654,606)	557,759
Total		49,343,605	(16,506,793)	32,836,812	50,034,637	(16,072,674)	33,961,963

(i)        On March 31, 2016, the main amounts included in this account refer to the expenses with the subsidiary Braskem Idesa project (R$2,278,116) and expenses with planned shutdown maintenance which is in preparation or in progress (R$636,416). The balance corresponds mainly to diverse projects aimed at maintenance of plants’ production capacity.

Capitalized charges in the period: R$219,536 (R$170,987 on March 31, 2015).

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended March 31, 2016 that indicate the need for impairment testing on the property, plant and equipment.

11.              Intangible assets

The information on intangible assets was presented in the 2015 annual financial statements of the Company, in Note 13.

	Consolidated
			Mar/2016	Dec/2015
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	289,504	(101,951)	187,553	298,438	(100,782)	197,656
Software and use rights	534,770	(340,205)	194,565	536,786	(336,029)	200,757
Contracts with customers and suppliers	743,353	(350,650)	392,703	795,782	(365,509)	430,273
Total	4,755,349	(1,921,610)	2,833,739	4,818,728	(1,931,124)	2,887,604

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended March 31, 2016 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in the end of 2015, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

12.              Borrowings

The information on borrowings was presented in the 2015 annual financial statements of the Company, in Note 14.

		Consolidated
	Annual financial charges	Mar/2016	Dec/2015
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	15,537,988	17,004,617
Advances on exchange contracts	US dollar exchange variation + 3.34%	557,659	255,809
Export prepayment	US dollar exchange variation + 1.10% + simiannual Libor	501,538	549,036
BNDES	Note 12 (b)	333,295	409,076
Export credit notes	Note 12 (c)	1,285,417	1,405,227
Working capital	US dollar exchange variation + 1.70% above Libor	1,736,993	1,907,145
Transactions costs		(236,137)	(248,839)
		19,716,753	21,282,071

Current liabilities		1,269,632	763,070
Non-current liabilities		18,447,121	20,519,001
Total		19,716,753	21,282,071

Local currency
Export credit notes	Note 12 (c)	2,122,870	2,350,965
BNDES	Note 12 (b)	2,866,296	3,001,776
BNB/ FINAME/ FINEP/ FUNDES	6.47%	608,886	642,739
BNB/ FINAME/ FINEP/ FUNDES	TJLP + 1.90%	2,097	2,177
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50%	52,760	51,939
Other	CDI + 0.04%	24,488	23,714
Transactions costs		(15,395)	(16,581)
		5,662,002	6,056,729

Current liabilities		991,908	1,205,469
Non-current liabilities		4,670,094	4,851,260
Total		5,662,002	6,056,729

Current liabilities		2,261,540	1,968,540
Non-current liabilities		23,117,215	25,370,260
Total		25,378,755	27,338,800

	Parent company
	Mar/2016	Dec/2015
Foreign currency
Current liabilities	1,767,762	1,361,655
Non-current liabilities	2,861,600	3,355,752
	4,629,362	4,717,407
Local currency
Current liabilities	991,908	1,205,469
Non-current liabilities	4,670,094	4,851,260
	5,662,002	6,056,729

Current liabilities	2,759,670	2,567,124
Non-current liabilities	7,531,694	8,207,012
Total	10,291,364	10,774,136

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(a)               Bonds

	Issue amount		Interest	Consolidated
Issue date	US$	Maturity	(% per year)	Mar/2016	Dec/2015
September - 2006	275,000	January - 2017	8.00	201,672	225,637
June - 2008	500,000	June - 2018	7.25	482,209	539,327
May - 2010	400,000	May - 2020	7.00	174,396	188,088
May - 2010	350,000	May - 2020	7.00	1,280,250	1,380,764
October - 2010	450,000	no maturity date	7.38	1,629,720	1,757,160
April - 2011	750,000	April - 2021	5.75	2,730,387	2,953,803
July - 2011	500,000	July - 2041	7.13	1,803,398	2,013,453
February - 2012	250,000	April - 2021	5.75	913,173	987,894
February - 2012	250,000	no maturity date	7.38	905,400	976,200
May - 2012	500,000	May - 2022	5.38	1,818,771	1,969,307
July - 2012	250,000	July - 2041	7.13	901,699	1,006,727
February - 2014	500,000	February - 2024	6.45	1,797,942	2,004,171
May - 2014	250,000	February - 2024	6.45	898,971	1,002,086
Total	5,225,000			15,537,988	17,004,617

(b)               BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Mar/2016	Dec/2015

Foreign currency
Other	2006	October - 2016	US dollar exchange variation + 6.89	2,044	3,204
Braskem Qpar expansion	2007/2008	April - 2016	US dollar exchange variation + 6.89	549	2,426
Green PE	2009	July - 2017	US dollar exchange variation + 6.67	22,528	29,352
Limit of credit II	2009	January - 2017	US dollar exchange variation + 6.67	33,199	47,353
New plant PVC Alagoas	2010	January - 2020	US dollar exchange variation + 6.67	110,209	128,806
Limit of credit III	2011	October - 2018	US dollar exchange variation + 6.51 to 6.54	122,788	149,495
Butadiene	2011	January - 2021	US dollar exchange variation + 6.54	41,978	48,440
				333,295	409,076

Local currency
Other	2006	September - 2016	TJLP + 2.80	9,032	13,501
Braskem Qpar expansion	2007/2008	February - 2016	TJLP + 2.15 to 3.30		5,372
Green PE	2009	June - 2017	TJLP + 0.00 to 4.78	99,687	119,201
Limit of credit II	2009	January - 2017	TJLP + 2.58 to 3.58	65,619	85,004
Limit of credit II	2009	January - 2021	4.00 to 4.50	92,141	96,698
New plant PVC Alagoas	2010	December - 2019	TJLP + 0.00 to 3.58	221,646	235,641
New plant PVC Alagoas	2010	December - 2019	5.50	25,061	26,732
Limit of credit III	2011	January - 2021	TJLP + 0.00 to 3.58	1,081,689	1,154,552
Limit of credit III	2011	January - 2021	SELIC + 2.58 to 2.78	278,849	284,263
Limit of credit III	2011	December - 2021	3.50 to 7.00	219,816	230,198
Butadiene	2011	December - 2020	TJLP + 0.00 to 3.45	91,911	96,407
Finem	2014	March - 2021	TJLP + 0.00 to 2.78	222,441	215,372
Finem	2014	March - 2021	SELIC + 2.78	170,109	160,603
Finem	2014	March - 2021	6.00	6,664	6,664
Limit of credit IV	2015	January - 2022	TJLP + 0.00 a 2.62	144,175	140,024
Limit of credit IV	2015	January - 2022	SELIC + 2.32	137,456	131,544
				2,866,296	3,001,776

Total				3,199,591	3,410,852

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c)               Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Mar/2016	Dec/2015

Foreign currency		US$
November - 2006		167,014	May - 2018	Us dollar exchange variation + 8.10	286,463	308,069
April - 2007		101,605	March - 2018	Us dollar exchange variation + 7.87	184,714	198,782
May - 2007		146,010	May - 2019	Us dollar exchange variation + 7.85	274,018	294,840
January - 2008		266,430	February - 2020	Us dollar exchange variation + 7.30	540,222	603,536
		681,059			1,285,417	1,405,227

Local currency		Reais
April - 2010		50,000	October - 2021	105% of CDI	37,905	36,653
June - 2010		200,000	October - 2021	105% of CDI	151,620	146,611
February - 2011		250,000	October - 2021	105% of CDI	151,620	146,611
April - 2011	(i)	450,000	abr-2019	112,5% of CDI	463,758	464,039
June - 2011		80,000	October - 2021	105% of CDI	60,648	58,644
August - 2011	(i)	400,000	August - 2019	112,5% of CDI	405,474	405,478
June - 2012		100,000	October - 2021	105% of CDI	75,810	73,305
September - 2012		300,000	October - 2021	105% of CDI	227,431	219,917
October - 2012		85,000	October - 2021	105% of CDI	64,439	62,310
February - 2013	(ii)	100,000	September - 2017	8.00	101,183	101,118
February - 2013	(ii)	100,000	February - 2016	8.00		101,248
February - 2013	(ii)	50,000	September - 2017	8.00	50,440	50,440
February - 2013	(ii)	100,000	February - 2016	8.00		101,118
March - 2013	(ii)	50,000	March - 2016	8.00		50,253
June - 2014	(ii)	50,000	June - 2017	7.50	50,010	50,010
June - 2014	(ii)	17,500	June - 2017	8.00	17,504	17,504
June - 2014	(ii)	10,000	June - 2017	8.00	10,002	10,002
September - 2014		100,000	August - 2020	108% of CDI	101,029	104,642
November - 2014	(ii)	150,000	November - 2017	8.00	153,997	151,062
Total		2,642,500			2,122,870	2,350,965

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.2.1 (a.i)).

(ii)       The Company enters into swap transactions for these contracts (from fixed rate to 67.10% to 92.70% of CDI) (Note 14.2.1).

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(d)               Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

	Consolidated
	Mar/2016	Dec/2015
2017	1,269,181	1,737,331
2018	2,468,266	2,633,143
2019	3,176,126	3,320,800
2020	2,568,133	2,757,234
2021	3,909,096	4,257,177
2022	1,891,474	2,071,030
2023	7,668	7,540
2024	2,685,429	2,944,726
2025 and thereafter	5,141,842	5,641,279
Total	23,117,215	25,370,260

(e)               Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	Mar/2016	guaranteed	Guarantees

BNB	December - 2022	157,169	157,169	Mortgage of plants, pledge of machinery and equipment
BNB	August - 2024	239,899	239,899	Bank surety
BNDES	December - 2021	3,199,591	3,199,591	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June - 2020	135,801	135,801	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July - 2024	76,017	76,017	Bank surety
FINAME	February - 2022	2,097	2,097	Pledge of equipment
Total		3,810,574	3,810,574

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

13.              Project finance

The information on project finance was presented in the 2015 annual financial statements in Note 15.

	US$				Consolidated
Identification	Contract value	Value received	Maturity	Charges (% per year)	Mar/2016	Dec/2015
Project finance I	700.000	700.000	February - 2027	Us dollar exchange variation + quarterly Libor + 3.25	2,529,725	2,720,874
Project finance II	210.000	189.996	February - 2027	Us dollar exchange variation + 6.17	761,033	740,902
Project finance III	600.000	600.000	February - 2029	Us dollar exchange variation + 4.33	2,169,555	2,334,133
Project finance IV	660.000	680.004	February - 2029	Us dollar exchange variation + quarterly Libor + 3.88	2,388,521	2,645,645
Project finance V	400.000	400.000	February - 2029	Us dollar exchange variation + quarterly Libor + 4.65	1,448,033	1,557,360
Project finance VI	90.000	89.994	February - 2029	Us dollar exchange variation + quarterly Libor + 2.73	325,095	349,464
Project finance VII	533.095	533.095	February - 2029	Us dollar exchange variation + quarterly Libor + 4.64	1,929,525	2,075,524
Transactions costs					(153,480)	(173,240)
Total	3,193,095	3,193,089			11,398,007	12,250,662

VAT borrowings (i)			November - 2029	2.00% above TIIE (ii)	34,515	26,771
					34,515	26,771

					11,432,522	12,277,433

Current liabilities					392,181	302,266
Non-current liabilities					11,040,341	11,975,167
Total					11,432,522	12,277,433

(i)         Financing for Braskem IDESA obtained in Mexican peso paid exclusively using the reimbursement of value-added taxes (Note 8 (a).ii). During the period ended March 31, 2016, the subsidiary Braskem Idesa raised R$91,094 and liquidated R$81,501 (R$80,391 as principal and R$1,110 as interest).

(ii)       TIIE – “Tasa de Interés Interbancaria de Equilibrio” – basic interest rate in Mexico, similar to the CDI overnight rate in Brazil.

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Mar/2016	Dec/2015
2017	533,136	687,211
2018	771,776	840,247
2019	801,599	872,994
2020	940,924	1,025,621
2021	1,075,239	1,172,569
2022	895,770	977,593
2023	1,186,548	1,294,219
2024	1,284,077	1,400,843
2025	1,283,676	1,398,554
2026	1,111,309	1,210,426
2027 and thereafter	1,156,287	1,094,890
Total	11,040,341	11,975,167

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

14.              Financial instruments

The information related to financial instruments was presented in the 2015 financial statements of the Company, in Note 16.

14.1.        Non-derivative financial instruments – consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Cash and cash equivalents	3
Cash and banks				772,528	873,966	772,528	873,966
Financial investments in Brazil		Held-for-trading	Nível 2		605,770		605,770
Financial investments in Brazil		Loans and receivables		1,502,370	1,823,225	1,502,370	1,823,225
Financial investments abroad		Held-for-trading	Nível 2	5,248,743	4,136,762	5,248,743	4,136,762
				7,523,641	7,439,723	7,523,641	7,439,723

Financial investments	4
Other		Held-for-trading	Nível 2	1,397	1,172	1,397	1,172
Quotas of receivables investment fund		Held-to-maturity		37,457	46,193	37,457	46,193
				38,854	47,365	38,854	47,365

Trade accounts receivable	5			2,320,435	2,754,966	2,320,435	2,754,966

Related parties credits	7	Loans and receivables		318,641	155,140	318,641	155,140

Trade payables				9,147,852	11,755,843	9,147,852	11,755,843

Borrowings	12
Foreign currency - Bond			Nível 1	15,537,988	17,004,617	12,250,933	14,434,854
Foreign currency - other borrowings				4,414,902	4,526,293	4,414,902	4,526,293
Local currency				5,677,397	6,073,310	5,677,397	6,073,310
				25,630,287	27,604,220	22,343,232	25,034,457

Project finance	13			11,586,002	12,450,673	11,586,002	12,450,673

Non-controlling loan in Braskem Idesa				1,580,402	1,538,784	1,580,402	1,538,784

Other payables (BNDESPAR)				279,861	273,294	279,861	273,294

(a)              Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

14.2.        Derivative financial instruments designated and not designated for hedge accounting

14.2.1  Changes

			Operation characteristics
		Fair value	Principal		Net (Asset)Liability	Change in	Financial	Net (Asset)Liability
Identification	Note	hierarchy	exposure	Derivatives	Dec/2015	fair value	settlement	Mar/2016

Non-hedge accounting transactions
Exchange swap		Level 2	Argentine peso	Dollar	(38,990)	(5,348)	47,880	3,542
Interest rate swaps		Level 2	Fixed rate	CDI	8,351	(2,380)	(4,456)	1,515
					(30,639)	(7,728)	43,424	5,057

Hedge accounting transactions
Exchange swap	14.2.1 (a.i)	Level 2	CDI	Dollar+Interests	1,172,125	(138,043)	675	1,034,757
Interest rate swaps	14.2.1 (a.ii.i)	Level 2	Libor	Fixed price	35,073	117,643	(18,154)	134,562
					1,207,198	(20,400)	(17,479)	1,169,319

Derivatives operations
Current assets					(53,662)			(11,058)
Non-current assets					(12,280)
Current liabilities					57,760			43,615
Non-current liabilities					1,184,741			1,141,819
					1,176,559			1,174,376

(a)               Operations designated for hedge accounting

(a.i)     Swaps related to export credit notes (NCE)

		Hedge			Fair value, net
Identification	Nominal value	Financial charges per year	Maturity	Mar/2016	Dec/2015
Swap NCE I	200,000	Exchange variation + 6,15%	August - 2019	267,631	301,325
Swap NCE II	100,000	Exchange variation + 6,15%	August - 2019	130,426	147,021
Swap NCE III	100,000	Exchange variation + 6,15%	August - 2019	128,076	144,496
Swap NCE IV	100,000	Exchange variation + 5,50%	April - 2019	109,006	124,071
Swap NCE V	100,000	Exchange variation + 5,50%	April - 2019	108,909	123,966
Swap NCE VI	150,000	Exchange variation + 7,90%	April - 2019	178,159	203,675
Swap NCE VII	100,000	Exchange variation + 4,93%	April - 2019	112,550	127,571
Total	850,000			1,034,757	1,172,125

Derivatives operations
Current assets				(11,058)	(12,616)
Non-Current liabilities				1,045,815	1,184,741
Total				1,034,757	1,172,125

(a.ii)    Hedge operation by Braskem Idesa related to project finance

This hedge operation shares the same guarantees with the Project finance.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(a.ii.i)   Interest rate swap linked to Libor

	Nominal value	Hedge			Fair value, net
Identification	US$	interest rate per year	Maturity	Mar/2016	Dec/2015
Swap Libor I	299,996	1.9825%	May - 2025	30,737	7,997
Swap Libor II	299,996	1.9825%	May - 2025	30,771	8,050
Swap Libor III	299,996	1.9825%	May - 2025	30,733	7,956
Swap Libor IV	129,976	1.9825%	May - 2025	13,317	3,465
Swap Libor V	132,996	1.9825%	May - 2025	13,642	3,569
Swap Libor VI	149,932	1.9825%	May - 2025	15,362	4,036
Total	1,312,892			134,562	35,073

Derivatives operations
Non-current assets					(12,280)
Current liabilities				38,558	47,353
Non-current liabilities				96,004
Total				134,562	35,073

14.3     Non-derivative liabilities designated for export hedge accounting

(a.i)     Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports will be offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results.

Exports that were designated and not yet realized amounted to US$6,550,280, as shown below:

Total nominal value
US$

2016	632,496
2017	829,684
2018	787,894
2019	733,980
2020	724,000
2021	716,000
2022	719,000
2023	718,372
2024	688,854
6,550,280

Considering the strong cash generation in recent quarters, the Management of the Company believed it was an opportunity to prepay dollar-denominated debt, including liabilities designated as export hedging instruments. As a result of the decision, the amount of US$210,752 was discontinued prospectively. Exchange differences on the discontinued amount, of R$345,442, which is recorded under Shareholders' Equity as “Other comprehensive income” will be transferred to net financial income (expenses) as from April 2016 onwards, as the hedged exports are realized.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

For the portion of hedge accounting discontinued, Braskem will follow the international accounting standards CPCs 38-39-40, IAS 39-32 and IFRS 7. In other words, if the hedging instrument expires or is sold, terminated or exercised, and the hedge was effective before this event (expiration, sale, termination or exercise), the cumulative gain or loss resulting from such hedging instrument will continue to be retained in equity since the period the hedge was in place, and continue to be recognized under shareholders’ equity until the future hedged exports occur.

The following table provides the balances of exchange differences recognized in the Company’s net financial income (expenses) due to the realization of exports designated for hedge accounting over the course of the quarter ended March 31, 2016:

		Conversion rate
	Total nominal value	at inception	Closing rate	Total nominal
	value US$	R$/US$	R$/US$	value R$

First quarter	206,951	2.0017	4.0399	421,800
				421,800

The following table provides the changes related to hedge operations in the quarter:

				US$
		Exports in	Hedge
	Dec/2015	the period	descontinued	Mar/2016

Designated balance	6,757,231	(206.951)	(210.751)	6,339,529

On March 31, 2016, the maturities of the financial liabilities designated as this hedge, within the scope of the consolidated balance sheet, were as follows:

Total nominal value
US$

2016	1,664.035
2017	281.802
2018	1,152.280
2019	444.236
2020	570.782
2021	1,017.703
2022	519.837
2024	688.854
6,339.529

The changes in the exchange differences and the IR and CSL under “Other comprehensive income” (“OCI”) in equity are as follows:

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

	Exchange		Net
	variation	IR and CSL	effect

At December 31, 2015	(12,859,687)	4,372,294	(8,487,393)
Exchange variation recorded in the period on OCI / IR and CSL	2,220,529	(754,980)	1,465,549
Exchange variation transferred to profit or loss / IR and CSL	421,800	(143,412)	278,388
At March 31, 2016	(10,217,358)	3,473,902	(6,743,456)

(a.ii)    Liabilities related to the Project Finance of future sales in U.S. dollar

On March 31, 2016, hedged sales and the maturities of financial liabilities amounted to US$3,193,089 thousand and were distributed as follows:

Total nominal value
US$

2016	67.774
2017	183.253
2018	221.790
2019	229.270
2020	266.690
2021	303.392
2022	253.204
2023	333.093
2024	359.559
2025	357.903
2026	309.240
2027	152.103
2028	124.654
2029	31.164
3,193.089

The changes in the exchange variation and the IR under “Other comprehensive income” are as follows:

	Exchange		Net
	variation	IR	effect

At December 31, 2015	(2,246,820)	674,046	(1,572,774)
Exchange variation recorded in the period on OCI / IR	(179,723)	53,917	(125,806)
At March 31, 2016	(2,426,543)	727,963	(1,698,580)

14.4     Credit quality of financial assets

(a)               Trade accounts receivable

On March 31, 2016, the credit ratings for the domestic market were as follows:

			(%)
		Mar/2016	Dec/2015
1 Minimum risk		6.47	7.67
2 Low risk		40.78	42.84
3 Moderate risk		33.68	33.07
4 High risk		16.62	13.74
5 Very high risk	(i)	2.45	2.69

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
March 31, 2016	0.48%	0.11%
December 31, 2015	0.39%	0.70%
March 31, 2015	0.18%	0.68%

(b)               Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings. Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

		Mar/2016	Dec/2015
Financial assets with risk assessment
AAA		5,656,534	5,982,393
AA+		30
AA		4	27,753
AA-		153,781	163,188
A+		1,397,662	1,076,803
A		145,357	69,576
A-		170,134	120,219
		7,523,502	7,439,932
Financial assets without risk assessment
Quotas of investment funds in credit rights	(i)	37,457	46,193
Other financial assets with no risk assessment		1,536	963
		38,993	47,156

Total		7,562,495	7,487,088

(i)         Investments approved by the Management of the Company, as permitted by the Financial Policy.

14.5     Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(a)               Selection of risks

On March 31, 2016, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)               Value at risk

The value at risk of the derivatives held by Braskem which is defined as the loss that could result in one month as from March 31, 2016, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$33,521 for the NCE exchange rate swap (Note 14.2.1(a.i)); and at US$6,987 for the swap of Libor related to Braskem Idesa’s project (Note 14.2.1 (a.ii.i)).

(c)               Selection of scenarios

(c.1)     Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of March 31, 2016. According to the Market Readout, at the end of 2016, the U.S. dollar will appreciate by 16.61% against the Brazilian real, compared to the closing PTAX rate at March 31, 2016, while the Selic rate will be 14.25% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP is an increase of 0.50% from the current rate of 7.5%, in line with the size of the government’s most recent decisions to increase or decrease the rate. The Selic rate in this scenario will remain stable by the end of 2016. The Market Readout does not publish forecasts for the Libor interest rate. Therefore, to determine the probable scenario, Braskem considered a 5% increase on current market levels.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c.2)     Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

		Possible adverse	Extreme adverse
Instrument / Sensitivity	Probable	(25%)	(50%)

Brazilian real/U.S. dollar exchange rate
Bonds	(2,544,201)	(3,829,537)	(7,659,074)
BNDES	(55,357)	(83,324)	(166,647)
Working capital / structured operations	(501,994)	(755,602)	(1,511,205)
Export prepayments	(80,797)	(121,616)	(243,233)
Project finance	(1,893,102)	(2,849,502)	(5,699,003)
Financial investments abroad	(62,498)	(94,072)	(188,143)
Swaps	(322,238)	(485,033)	(647,828)
Exchange rate contracts	843,758	1,270,026	2,540,052

Brazilian real/Mexican Peso exchange rate
Project Finance	(8,136)	(8,629)	(17,258)

Selic interest rate
BNDES		(97,994)	(208,897)

Libor floating interest rate
Working capital / structured operations	(2,212)	(11,062)	(22,124)
Export prepayments	(2,137)	(10,686)	(21,372)
Swaps	(2,773)	(13,961)	(28,165)

CDI interest rate
NCE		(56,270)	(117,047)
NCA		(180,248)	(389,329)
Swaps NCE		(224)	(446)
Financial investments in local currency		61,675	122,973

	Probable	Possible adverse	Extreme adverse
Instrument / Sensitivity	8.0%	8.5%	9.0%

TJLP interest rate
BNDES	(53,429)	(108,080)	(163,975)
Other government agents	(59)	(119)	(181)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

15.              Taxes payable

The information related to taxes payable was presented in the Company’s 2015 annual financial statements, in Note 17.

	Consolidated		Parent company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Parent Company and subsidiaries in Brazil
IPI	75,906	61,784	60,037	48,579
IR and CSL	150,700	175,963	29,721	31,325
ICMS	206,254	149,811	178,295	110,669
Other	97,368	88,198	75,613	56,557

Other countries
Income tax	247,754	238,645
Value-added tax	62,975	56,975
Total	840,957	771,376	343,666	247,130

Current liabilities	811,383	744,660	315,372	221,305
Non-current liabilities	29,574	26,716	28,294	25,825
Total	840,957	771,376	343,666	247,130

16.              Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2015 annual financial statements, in Note 19.

(a)               Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company
	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Income before IR and CSL	997,825	379,325	669,718	341,170

IR and CSL at the rate of 34%	(339,261)	(128,974)	(227,704)	(115,998)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	573	681	267,114	24,595
Other permanent adjustments	87,760	(47,040)	65,606	1,636

Effect of IR and CSL on results of operations	(250,928)	(175,333)	105,016	(89,767)

Breakdown of IR and CSL:

Current IR and CSL	(331,825)	(50,302)		(2,960)
Deferred IR and CSL	80,897	(125,031)	105,016	(86,807)
Total IR and CSL on income statement	(250,928)	(175,333)	105,016	(89,767)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

	Consolidated		Parent company
Assets	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Tax losses (IR) and negative base (CSL)	1,635,962	2,144,798	548,657	288,285
Goodwill amortized	5,669	6,017	5,669	6,017
Exchange variations	1,847,995	2,925,895	1,839,595	2,917,700
Temporary adjustments	763,315	50,628	815,480	823,784
Business combination	189,832	189,403	89,769	89,770
Deferred charges - write-off	20,848	20,848	20,848	20,848
	4,463,621	5,337,589	3,320,018	4,146,404

Liabilities
Amortization of goodwill based on future profitability	743,505	735,019	654,673	646,194
Tax depreciation	835,316	815,243	764,950	746,432
Temporary differences	470,409	521,030	11,246	11,702
Business combination	208,868	217,182	74,066	79,154
Additional indexation PP&E	104,242	110,731	104,242	110,731
Amortization of fair value adjustments on the assets from the acquisiton of Quattor		289,528	289,528	289,529
Other	147,781	153,590	82,794	83,308
	2,799,649	2,842,323	1,981,499	1,967,050

Net	1,663,972	2,495,266	1,338,519	2,179,354

Presentation in the Balance Sheet:
Assets	2,363,688	3,226,507	1,338,519	2,179,354
(-) Liabilities	699,716	731,241

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c)               Net balance of deferred income and social contribution tax assets and liabilities (consolidated)

		Mar/2016
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	3,320,019	(1,981,500)	1,338,519
Braskem Argentina	Argentina	12,664	-	12,664
Braskem Alemanha	Germany	83,636	-	83,636
Braskem Idesa	Mexico	879,419	(60,022)	819,397
Braskem México Serviços	Mexico	2,488	-	2,488
Quantiq	Brazil	8,564	(1,643)	6,921
Braskem Petroquímica - business combination effects	Brazil	100,063	-	100,063
		4,406,853	(2,043,165)	2,363,688

Liabilities
Braskem America	USA	-	(459,163)	(459,163)
Braskem Petroquímica	Brazil	56,601	(162,350)	(105,749)
Braskem Petroquímica - business combination effects	Brazil	-	(134,802)	(134,802)
Petroquímica Chile	Chile	168	(170)	(2)
		56,769	(756,485)	(699,716)

		Dec/2015
	Headquarters	IR and CSL
	(Country)	Asset	Liability	Balance

Assets
Braskem S.A.	Brazil	4,146,404	(1,967,050)	2,179,354
Braskem Argentina	Argentina	8,235	-	8,235
Braskem Alemanha	Germany	104,785	-	104,785
Braskem Idesa	Mexico	890,723	(65,306)	825,417
Braskem México Serviços	Brasil	2,894	-	2,894
Quantiq	Brasil	7,811	(1,623)	6,188
Braskem Petroquímica - business combination effects	Brazil	99,634	-	99,634
		5,260,486	(2,033,979)	3,226,507

Liabilities
Braskem America	USA	-	(509,328)	(509,328)
Braskem Petroquímica	Brazil	76,978	(160,812)	(83,834)
Braskem Petroquímica - business combination effects	Brazil	-	(138,029)	(138,029)
Petroquímica Chile	Chile	125	(175)	(50)
		77,103	(808,344)	(731,241)

(d)               Realization of deferred income tax and social contribution

In the period ended March 31, 2016, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

17.              Sundry provisions

The information on sundry provisions was presented in the 2015 annual financial statements of the Company, in Note 20.

	Consolidated		Parent company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Provision for customers rebates	30,600	46,929	23,417	22,606
Provision for recovery of environmental damages	114,026	127,227	100,786	112,887
Judicial and administrative provisions	580,254	554,479	525,825	501,292
Other	18,031	19,279	2,062	1,754
Total	742,911	747,914	652,090	638,539

Current liabilities	71,512	93,942	62,851	67,190
Non-current liabilities	671,399	653,972	589,239	571,349
Total	742,911	747,914	652,090	638,539

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Labor claims	164,878	158,711	155,310	148,884

Tax claims
Income tax and social contribution	49,512	48,252	8,029	8,029
PIS and COFINS	50,724	49,266	50,724	49,266
ICMS - interstate purchases	201,759	195,320	201,759	195,320
ICMS - other	37,433	36,965	37,433	36,965
Other tax claims	47,146	38,337	47,121	38,317

Societary claims and other	28,802	27,628	25,449	24,511
	580,254	554,479	525,825	501,292

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

18.              Contingencies

(a)               Allegations

Braskem and its subsidiaries are subject to a number of anti-corruption and anti-bribery laws in the countries where they operate, including Federal Law 12,846/2013, or Brazilian Anticorruption Law, in force since January 28, 2014, and the U.S. Foreign Corrupt Practices Act.

In early March 2015, declarations made by defendants in judicial proceedings of a criminal nature were made public, in which Braskem, certain former managers and one former executive were cited in allegations of alleged improper payments in order to benefit the Company in raw-material supply agreements entered into with Petrobras (“Allegations”).

In light of such facts, the Company's Management and Board of Directors immediately approved the engagement of law firms with vast experience in similar cases in the United States and Brazil to conduct an independent internal investigation into the Allegations ("Investigation"). These firms are conducting the Investigation and will report their findings directly to an Ad Hoc committee of the Board of Directors of the Company.  Through said firms, Braskem voluntarily contacted the regulatory agencies of capital markets in Brazil (Securities and Exchange Commission of Brazil - CVM) and the United States (Securities and Exchange Commission – SEC, and the Department of Justice - DOJ) to inform them of the ongoing Investigation. The Company has been cooperating with these agencies and maintaining regular contact therewith through its law firms.  The cooperation between the Company and these agencies includes the voluntary submission of documents to the regulatory agencies, as well as compliance with document requests, including the formal request made by the SEC (subpoena) on February 8, 2016.

The Company cannot anticipate the duration or outcome of the Investigation, which could take a significant length of time. The Company cannot anticipate the impact of the Investigation and the actions of authorities on the Company, or the resources required to remedy any occurrences. The scope of the Investigation may be expanded to include other matters. The Company cannot forecast the actions said authorities may take, which may include lawsuits brought against the Company or even against current or former officers, directors and employees. Moreover, the authorities with jurisdiction over the Company may impose financial penalties if the Investigation, or a concurrent investigation by authorities, find evidence of unlawful conduct. The financial exposure of the Company may be subject to obligations to indemnify, observing the legal limits, current and former officers, directors and employees for any losses incurred as a result of actions carried out on behalf of the Company, including reimbursement for attorneys’ fees.  Additionally, the negative publicity of the Investigation and any potential regulatory sanctions may have a material adverse impact on our businesses, including reducing the demand for our products.  Therefore, the Investigation and any concurrent investigation by the applicable authorities, as well as the class action mentioned below, may have a material adverse impact on our businesses, our reputation, financial condition, results of our operations, liquidity and price of any securities issued by the Company.

The Management is committed to taking all the necessary measures to clarify the facts and will keep the market informed of any developments in this matter.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(b)               Class actions

A class action has been filed in the U.S. courts by the Boilermaker-Blacksmith National Pension Trust, as Lead Plaintiff, alleging the Company has made misrepresentations and/or failed to disclose through its SEC filings the existence of unlawful payments. The Company has engaged an expert U.S. law firm to represent it and the Lead Plaintiff is expected to present its mended initial pleading by May 19, 2016.

The Company cannot foresee the outcome of this process.  The Company may be cited as defendant in other legal actions. Furthermore, the Company is generally required to, observing the legal limits, indemnify directors, officers and employees that are defendants in actions of this nature.  Said action requires significant time and dedication of the Management of the Company. The Company may also incur financial obligations that may have a material adverse impact on its financial condition and the results of its operations.

(c)               Labor

(c.1)     The labor action mentioned in Note 23(a.i) of the 2015 financial statements ended through a settlement between the parties.

(c.2)     In the class action suits filed by the Trade Union of Petrochemical and Chemical Workers of Triunfo, Rio Grande do Sul, in the third quarter of 2010, claiming the payment of overtime related to breaks during work shifts and the inclusion of overtime in the calculation of the weekly remunerated rest, in the restated amount of R$369,895, the following developments occurred: (i) the Superior Labor Court (“TST”) upheld the appeal by Braskem to eliminate breaks during work shifts, with the Trade Union filing an appeal at the TST, where it is pending trial; and (ii) judgment for plaintiff in the suit involving the inclusion of overtime in the calculation of the weekly remunerated rest, which was upheld by the Regional Appellate Labor Court ("TRT"), for which Braskem appealed to the TST, which ordered the case to be sent back to the TRT for a new trial. However, as the TRT did not judge on the merits, Braskem appealed once again to the TST.

No judicial deposit or other form of security was made for these suits.

The description of the main contingent liabilities of the Company was presented in the 2015 annual financial statements, in Note 23.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

19.              Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2015 annual financial statements, in Note 24.

(a)               Capital

		Amount of shares
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,952	47.03%	75,753,239	21.96%			288,180,191	36.15%
ADR	(i)			26,859,246	7.79%			26,859,246	3.37%
Other		12,907,077	2.86%	161,973,237	46.95%	593,618	100.00%	175,473,932	22.01%
Total		451,668,652	100.00%	343,768,220	99.65%	593,618	100.00%	796,030,490	99.85%
Treasury shares
Braskem shares owned by subsidiary	(ii)			1,234,758	0.35%			1,234,758	0.15%
Total		451,668,652	100.00%	345,002,978	100.00%	593,618	100.00%	797,265,248	100.00%

(i)                  American Depositary Receipts traded on the New York Stock Exchange (USA);
(ii)                 These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

(b)               Stock buyback programs

On February 11, 2015, Braskem’s Board of Directors approved the fifth program for the repurchase of shares effective for the period between February 19, 2015 and February 19, 2016, through which the Company may acquire up 3,500,000 class A preferred shares at market price.

Only one repurchase was made under this program, on March 11, 2015, at the average price of R$11.58.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

(c)               Other comprehensive income - shareholders' equity

	Consolidated
			Defined			Foreign
	Additional	Deemed	benefit	Foreign		currency	Loss	Total
	indexation of	cost of	plan actuarial	sales	Cash flow	translation	on interest	Braskem	Non-controlling
	PP&E	PP&E	Gain (loss)	hedge	hedge	adjustment	in subsidiary	shareholders'	interest in
	(i)	(i)	(ii)	(iii)	(iii)	(iv)	(v)	interest	Braskem Idesa	Total

On December 31, 2014	244,831	18,275	(11,647)	(3,263,732)	(289,667)	387,287	(9,404)	(2,924,057)	(115,385)	(3,039,442)

Additional indexation
Realization by depreciation or write-off assets	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,507							3,507		3,507

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)						(365)		(365)
Income tax and social contribution		124						124		124

Foreign sales hedge
Exchange rate				(4,013,139)				(4,013,139)	(94,833)	(4,107,972)
Income tax and social contribution				1,320,976				1,320,976	17,746	1,338,722

Fair value of Cash flow hedge
Change in fair value					(347,224)			(347,224)	(10,032)	(357,256)
Transfer to profit or loss					(22,911)			(22,911)	(9,536)	(32,447)
Income tax and social contribution					118,696			118,696	4,270	122,966

Foreign currency translation adjustment						419,359		419,359	18,399	437,758

On March 31, 2015	238,021	18,034	(11,647)	(5,955,895)	(541,106)	806,646	(9,404)	(5,455,351)	(189,371)	(5,644,722)

On December 31, 2015	217,595	17,309	(12,496)	(9,666,973)	(728,296)	1,097,009	(9,404)	(9,085,256)	(476,708)	(9,561,964)

Additional indexation
Realization by depreciation or write-off assets	(10,317)							(10,317)		(10,317)
Income tax and social contribution	3,508							3,508		3,508

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(365)						(365)		(365)
Income tax and social contribution		124						124		124

Foreign sales hedge
Exchange rate				2,085,737				2,085,737	(44,931)	2,040,806
Transfer to profit or loss				421,800				421,800		421,800
Income tax and social contribution				(857,954)				(857,954)	13,479	(844,475)

Fair value of Cash flow hedge
Change in fair value					53,931			53,931	(27,812)	26,119
Transfer to result					1,904			1,904	(105)	1,799
Income tax and social contribution					(22,334)			(22,334)	8,375	(13,959)

Fair value of cash flow hedge from jointly-controlled					(10,004)			(10,004)		(10,004)

Foreign currency translation adjustment						(135,991)		(135,991)	71,359	(64,632)

On March 31, 2016	210,786	17,068	(12,496)	(8,017,390)	(704,799)	961,018	(9,404)	(7,555,217)	(456,343)	(8,011,560)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

20.              Earnings per share

The information related to the earnings per share of the Company was presented in its 2015 annual financial statements, in Note 25.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Basic and diluted
	Mar/2016	Mar/2015

Profit for the period attributed to Company's shareholders	774,734	251,403

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,409	208,409
Preferred shares class "B"	360	360
	208,769	208,769

Distribution of 6% of unit value of common shares	273,824	42,634

Distribution of plus income, by class
Common shares	165,885
Preferred shares class "A"	126,256
	292,141

Reconciliation of income available for distribution, by class (numerator):
Common shares	439,709	42,634
Preferred shares class "A"	334,665	208,409
Preferred shares class "B"	360	360
	774,734	251,403

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,768,220	343,830,342
Preferred shares class "B"	593,618	593,818
	796,030,490	796,092,812

Profit per share (in R$)
Common shares	0.9735	0.0944
Preferred shares class "A"	0.9735	0.6061
Preferred shares class "B"	0.6065	0.6062

(i)         Calculation of weighted average of outstanding shares at the beginning of the period, adjusted by the number of shares repurchased during the period ended March 31, 2015, multiplied by a weighted time factor:

		Preferred shares class "A"
		Outstanding	Weighted
	Note	shares	average

Balance at December 31, 2014		343,848,120	343,848,120

Repurchase of treasury shares	19(b)	(80,000)	(17,778)

Balance at March 31, 2015		343,768,120	343,830,342

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

21.              Net sales revenues

The information on net sales revenue was presented in the 2015 annual financial statements of the Company, in Note 26.

	Consolidated		Parent company
	Mar/2016	Mar/2015	Mar/2016	Mar/2015
Sales revenue
Domestic market	8,337,765	7,674,427	8,470,511	7,174,835
Foreign market	5,800,842	4,264,711	2,403,333	1,615,977
	14,138,607	11,939,138	10,873,844	8,790,812
Sales deductions
Taxes	(1,861,544)	(1,673,392)	(1,840,437)	(1,461,422)
Sales returns	(105,122)	(70,424)	(85,251)	(72,512)
	(1,966,666)	(1,743,816)	(1,925,688)	(1,533,934)
Net sales revenue	12,171,941	10,195,322	8,948,156	7,256,878

22.              Financial results

The information on financial results was presented in the 2015 annual financial statements of the Company, in Note 29.

	Consolidated		Parent company
	Mar/2016	Mar/2015	Mar/2016	Mar/2015
Financial incomes
Interest income	112,850	152,115	92,646	72,672
Monetary variations	41,514	38,705	39,009	28,136
Exchange rate variations	(430,911)	402,395	(818,713)	1,057,485
Other	13,432	10,108	12,408	7,853
	(263,115)	603,323	(674,650)	1,166,146

Financial expenses
Interest expenses	(425,457)	(422,194)	(422,874)	(416,177)
Monetary variations	(105,034)	(84,778)	(105,037)	(84,086)
Exchange rate variations	(425,773)	(451,495)	(2,922)	(971,708)
Inflation adjustments on fiscal debts	(27,613)	(8,918)	(25,867)	(7,421)
Discounts granted	(20,863)	(48,056)	(15,866)	(34,905)
Loans transaction costs - amortization	(15,100)	(20,450)	(1,299)	(1,713)
Adjustment to present value - appropriation	(138,159)	(111,731)	(131,434)	(107,150)
Other	(54,291)	(44,480)	(29,125)	(28,504)
	(1,212,290)	(1,192,102)	(734,424)	(1,651,664)
Total	(1,475,405)	(588,779)	(1,409,074)	(485,518)

	Consolidated		Parent company
	Mar/2016	Mar/2015	Mar/2016	Mar/2015
Interest income
Held for sale	4,415	22,362	8,984	10,838
Loans and receivables	93,608	52,932	71,399	49,246
Held-to-maturity	8,514	8,317	8,514	8,317
	106,537	83,611	88,897	68,401
Other assets not classifiable	6,313	68,504	3,749	4,271
Total	112,850	152,115	92,646	72,672

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

23.              Expenses by nature

The information on expenses by nature was presented in the 2015 annual financial statements of the Company, in Note 30.

	Consolidated		Parent company
	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Raw materials other inputs	(7,286,714)	(7,141,820)	(5,876,379)	(4,891,746)
Personnel expenses	(637,648)	(552,904)	(457,184)	(404,316)
Outsourced services	(469,769)	(381,240)	(326,910)	(298,761)
Tax expenses	(3,686)	(3,120)	(1,481)	(1,735)
Depreciation, amortization and depletion	(582,819)	(518,805)	(490,773)	(442,786)
Freights	(503,801)	(429,418)	(360,731)	(314,954)
Other operating income (expenses), net	(215,961)	(201,914)	(141,535)	(140,583)
Total	(9,700,398)	(9,229,221)	(7,654,993)	(6,494,881)

Classification by function:
Cost of products sold	(8,924,605)	(8,590,489)	(7,153,761)	(6,067,009)
Selling and distribution	(319,877)	(261,924)	(222,625)	(194,937)
Distribution	(348,717)	(297,096)	(194,041)	(209,415)
General and administrative	(42,594)	(39,819)	(23,065)	(27,360)
Research and development	(64,605)	(39,893)	(61,501)	3,840
Total	(9,700,398)	(9,229,221)	(7,654,993)	(6,494,881)

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

24.              Segment information

The information by segment was presented in the 2015 annual financial statements, in Note 31.

								Mar/2016
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income	Operating
		revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals		5,949,856	(4,814,505)	1,135,351	(154,698)		(32,526)	948,127
Polyolefins		5,091,772	(4,048,606)	1,043,166	(313,602)		(12,163)	717,401
Vinyls		746,358	(676,611)	69,747	(55,398)		64	14,413
USA and Europe		2,534,641	(1,623,713)	910,928	(122,818)		1,978	790,088
Chemical distribuition		213,909	(168,940)	44,969	(34,257)		1,691	12,403
Total		14,536,536	(11,332,375)	3,204,161	(680,773)		(40,956)	2,482,432

Other segments	(i)	171,134	(165,421)	5,713	(31,444)		(3,332)	(29,063)
Corporate unit					(19,834)	1,687	(20,317)	(38,464)

Braskem consolidated before eliminations and reclassifications		14,707,670	(11,497,796)	3,209,874	(732,051)	1,687	(64,605)	2,414,905

Eliminations and reclassifications		(2,535,729)	2,573,191	37,462	20,863			58,325

Total		12,171,941	(8,924,605)	3,247,336	(711,188)	1,687	(64,605)	2,473,230

								Mar/2015
					Operating expenses
		Net	Cost of		Selling, general	Results from	Other operating
		sales	products	Gross	and distribuition	equity	income	Operating
		revenue	sold	profit	expenses	investments	(expenses), net	profit (loss)
Reporting segments
Basic petrochemicals		5,100,026	(4,629,944)	470,082	(157,188)		(6,583)	306,311
Polyolefins		4,605,943	(3,714,139)	891,804	(277,232)		(6,302)	608,270
Vinyls		639,826	(599,738)	40,088	(51,116)		4,837	(6,191)
USA and Europe		1,751,244	(1,582,825)	168,419	(88,981)			79,438
Chemical distribuition		193,009	(152,199)	40,810	(30,156)		148	10,802
Total		12,290,048	(10,678,845)	1,611,203	(604,673)		(7,900)	998,630

Other segments	(i)	106,689	(77,189)	29,500	(51,853)		(1,750)	(24,103)
Corporate unit					9,631	2,003	(30,243)	(18,609)

Braskem consolidated before eliminations and reclassifications		12,396,737	(10,756,034)	1,640,703	(646,895)	2,003	(39,893)	955,918

Eliminations and reclassifications		(2,201,415)	2,165,545	(35,870)	48,056			12,186

Total		10,195,322	(8,590,489)	1,604,833	(598,839)	2,003	(39,893)	968,104

(i)         This segment includes the results of the subsidiary Braskem Idesa.

Braskem S.A.

Notes to the financial statements

at March 31, 2016

All amounts in thousands, unless otherwise stated

25.              Subsequent events

On April 6, 2016, the Annual Shareholders’ Meeting approved the payment of dividends for the fiscal year ended December 31, 2015, in the amount of R$1,000,000, which will be paid as from April 15, 2016.

Additionally, on the same date, Braskem Idesa produced the first batch of polyethylene in the Petrochemical Complex in Mexico. The plant’s commissioning began in December 2015 with the startup of the utilities area, followed by the cracker in March 2016. Over the coming months, the goal is to ramp up operations to reach the complex’s annual polyethylene production capacity of 1.05 million tons.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.